ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders, in the amount of R$ 0.24724 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.210154 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until April 30, 2024, as usually done by the Company, based on the final stockholding position recorded on December 06, 2023, with their shares traded ex-rights starting December 07, 2023. For further information, please visit on www.itau.com.br/investor-relations as follows: Contact IR > IR Service. São Paulo (SP), November 24, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.